HORWITZ, CRON & ARMSTRONG, LLP
                                Attorneys at Law

                           26475 Rancho Parkway South
                          Lake Forest, California 92630
                            Telephone (949) 540-6540
                            Facsimile (949) 540-6578

                               September 28, 2011

Barbara C. Jacobs
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Goff Corp.
         Registration Statement on Form S-1
         Filed August 26, 2011
         File No. 333-176509

Dear Ms. Jacobs:

     Thank you for your September 23, 2011 comment correspondence to the above referenced Registration Statement on Form S-1 for Goff Corporation (the "Company"). The following is in response to you September 23, 2011 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 1 to the Company's Registration Statement.

GENERAL

1. PLEASE REVISE YOUR DOCUMENT SO THAT IT INCLUDES THE REQUIRED DISCLOSURE OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION. IN THIS REGARD, WE NOTE THAT YOU HAVE NOT INCLUDED A LIQUIDITY AND CAPITAL RESOURCES DISCUSSION IN YOUR DOCUMENT. SEE ITEM 303 OF REGULATION S-K. YOU SHOULD INDICATE WHETHER YOUR EXISTING CAPITAL WILL ALLOW YOU TO CONTINUE YOUR OPERATIONS OVER THE NEXT 12 MONTHS. IN THIS REGARD, WE NOTE THAT YOU INTEND TO FINANCE OPERATING COSTS OVER THE NEXT TWELVE MONTHS WITH EXISTING CASH ON HAND AND LOANS FROM DIRECTORS OR PRIVATE PLACEMENTS OF COMMON STOCK.

     The Registration Statement now includes information regarding the Company's ability to continue operations over the next 12 months.

2. WE NOTE THAT WHILE YOU REPORT IN YOUR FILING YOUR DATE OF INCEPTION TO BE JULY 12, 2010, YOU STATE ON YOUR COMPANY'S WEBSITE THAT YOUR COMPANY WAS INCORPORATED ON SEPTEMBER 16, 2009. PLEASE ADVISE OR REVISE YOUR DOCUMENT TO CORRECT FOR THIS INCONSISTENCY.

     Our website has been revised to reflect the corrected date of incorporation as July 12, 2010.

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3.   IN ADDITION, WE NOTE THE REFERENCE TO "WEB ROLLER DOOR CO." ON YOUR WEBSITE
     AT  HTTP://GOFF-CORP.COM/ABOUT-US.HTML   AND  ALMAH  INC.  THESE  ENTITIES,
     HOWEVER, DO NOT APPEAR TO BE MENTIONED IN YOUR DOCUMENT. PLEASE ADVISE AS TO THE RELATIONSHIP BETWEEN THESE ENTITIES AND YOUR COMPANY, IF ANY, AND PROVIDE ANY APPLICABLE DISCLOSURE REGARDING ANY RELATIONSHIP THROUGH YOUR DOCUMENT AS NECESSARY.

     Web Roller Door Co. and Almah Inc. are no longer referenced on the website.

RISK FACTORS, PAGE 5

GENERAL

4. PLEASE REVISE YOUR DOCUMENT SO THAT YOU AVOID MITIGATING LANGUAGE IN RISK FACTOR DISCUSSIONS, SUCH AS CLAUSES THAT BEGIN WITH "WHILE," "ALTHOUGH" OR "HOWEVER." IN THIS REGARD, WE NOTE BY WAY OF EXAMPLE THE DISCLOSURE UNDER THE SUBCAPTION "BECAUSE WE HAVE ONLY TWO OFFICERS AND DIRECTORS WHO HAVE NO FORMAL TRAINING..." ON PAGE 6 WHERE YOU STATE "HOWEVER, BECAUSE OF THE SMALL SIZE OF OUR EXPECTED OPERATIONS..."

     We have removed mitigating language in all risk factor discussions, including, but not limited to, the example set forth in the comment.

5.   IT  APPEARS  YOU DO NOT  INTEND TO  REGISTER  A CLASS OF  SECURITIES  UNDER
     SECTION 12 OF THE SECURITIES EXCHANGE ACT. AS SUCH, PLEASE INCLUDE A RISK FACTOR THAT INFORMS POTENTIAL INVESTORS THAT YOU WILL NOT BE A FULLY REPORTING COMPANY AND WILL ONLY COMPLY WITH THE LIMITED REPORTING REQUIREMENTS IMPOSED ON SECTION 15(D) REGISTRANTS. BRIEFLY EXPLAIN HOW THOSE REPORTS VARY FROM THE REPORTING OBLIGATIONS IMPOSED ON FULLY REPORTING ISSUERS. IN THIS REGARD, WE REFER TO YOUR DISCLOSURE UNDER THE CAPTION "WHERE YOU CAN FIND MORE INFORMATION" WHERE YOU STATE UPON YOUR COMMON STOCK BECOMING REGISTERED UNDER THE EXCHANGE ACT YOU WILL BE
     REQUIRED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC.

     We have included a new risk factor regarding limited reporting requirements that reads:

     WE DO NOT INTEND TO REGISTER A CLASS OF SECURITIES UNDER SECTION 12 OF THE EXCHANGE ACT, AND AS SUCH, WE WILL ONLY BE SUBJECT TO LIMITED REPORTING REQUIREMENTS PURSUANT TO SECTION 15(D) OF THE EXCHANGE ACT.

     We do not intend to register a class of securities under Section 12 of the Exchange Act. Therefore, we will only be subject to limited reporting requirements imposed by Section 15(d) of the Exchange Act. Specifically, as a smaller reporting company, we are required to include less information in our quarterly and annual reports than a fully reporting company. Investors will have access to less information about the Company and therefore bear a larger risk than if we were a fully reporting company.

6. IT APPEARS REASONABLY LIKELY THAT YOU WILL HAVE LESS THAN THREE HUNDRED RECORD SHAREHOLDERS AT YOUR NEXT FISCAL YEAR END AND AT THE CONCLUSION OF THE OFFERING. AS SUCH IT APPEARS THAT THERE IS A SIGNIFICANT RISK THAT YOUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE SECURITIES EXCHANGE ACT WILL BE SUSPENDED UNDER THAT STATUTORY SECTION AND THAT YOU WILL NOT BE REQUIRED TO PROVIDE PERIODIC REPORTS FOLLOWING THE FORM 10-K THAT WILL BE

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
     REQUIRED FOR THE FISCAL YEAR IN WHICH YOUR REGISTRATION STATEMENT BECOMES EFFECTIVE. TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO PROVIDING A RISK FACTOR THAT ADDRESSES THESE CIRCUMSTANCES AND THE RESULTING RISKS TO POTENTIAL INVESTORS.

     We have included a new risk factor regarding the potential that our reporting obligations will be suspended. It reads:

     IF, AT OUR NEXT FISCAL YEAR END AND AT THE CONCLUSION OF THIS OFFERING, WE HAVE LESS THAN 300 RECORD SHAREHOLDERS, OUR REPORTING OBLIGATIONS UNDER
     SECTION 15(D) OF THE EXCHANGE ACT WILL BE SUSPENDED.

     There is a significant risk that we will have less than 300 record shareholders at our next fiscal year end and at the conclusion of this offering. If we have less than 300 record shareholders, our reporting obligations under Section 15(d) of the Exchange Act will be suspended, and we would no longer be obligated to provide periodic reports following the Form 10-K for our fiscal year end. If we were to cease reporting, you will not have access to updated information regarding the Company's business, financial condition and results of operation.

INTERESTS OF NAMES EXPERTS AND COUNSEL, PAGE 14

7. WE NOTE YOU STATE IN THIS SECTION THAT THE FINANCIAL STATEMENTS INCLUDED IN THE PROSPECTUS HAVE BEEN AUDITED BY CHANG G. PARK, CPA. HOWEVER, THE AUDIT REPORT ON PAGE F-1 AND AUDITOR CONSENT INDICATE THAT YOUR FINANCIAL STATEMENTS HAVE BEEN AUDITED BY SADLER, GIBB & ASSOCIATES, LLC. PLEASE REVISE ACCORDINGLY.

     We have revised the sentence regarding the auditing of financial statements to reflect that they have been audited by Sadler, Gibb & Associates, LLC.

DESCRIPTION OF BUSINESS, PAGE 14

8. WE NOTE THAT YOU HAVE BEGUN DEVELOPMENT OF YOUR WEBSITE AS OF THE DATE OF YOUR INITIAL FILING. PLEASE UPDATE YOUR BUSINESS DESCRIPTION TO DISCLOSE THE STATUS OF THE DEVELOPMENT OF YOUR WEBSITE AS OF THE DATE OF YOUR AMENDED FILING.

     We have amended the Description of Business section to reflect that the website has company contact information and a brief description of the Company.

9. WE NOTE THAT YOU FILED A SUPPLY AGREEMENT AS EXHIBIT 10.1 TO THIS REGISTRATION STATEMENT. PLEASE BRIEFLY EXPLAIN THE SIGNIFICANCE OF THIS AGREEMENT IN THIS SECTION OF YOUR DOCUMENT.

     We have included information in the Marketing subsection of the Description of Business section to briefly describe the supply agreement.

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
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

BIOGRAPHICAL INFORMATION, PAGE 20

10. PLEASE REVISE YOUR DOCUMENT TO EXPAND THE DISCLOSURE REGARDING THE PAST FIVE YEARS OF MR. CORKERY'S EMPLOYMENT HISTORY. FOR EXAMPLE, YOU SHOULD IDENTIFY MR. CORKERY'S EMPLOYERS DURING THIS PERIOD AND DESCRIBE IN GREATER DETAIL HIS JOB RESPONSIBILITIES WITH EACH OF THESE EMPLOYERS. SEE ITEM 401 OF REGULATION S-K.

     We have included additional information regarding Mr. Corkery's employment history for the past five years. Specifically, his biographical information now reads:

     Since April 1, 2011, Patrick Corkery has been a member of our board of directors. Mr. Corkery attended the College of Cork where he obtained a Bachelor's of Arts Degree in history and politics in 2007. Since finishing his education Mr. Corkery worked as the UCC Marketing and Communications Coordinator from October 2007-January 2008. From February 2008-December 2009 Mr Corkery worked with MCM Security "MCM". While with MCM Mr. Corkery was responsible for security at the St. Michal's Hospital in Cork City. Currently, Patrick Corkery is employed as a Parliamentary Assistant where he is responsible for press release drafting, liaising with government departments and working with constituent issues. Patrick has not been a member of the board of directors of any corporations during the last five years. He intends to devote approximately 30% of his business time to our affairs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 22

11. WE NOTE THAT THE DISCLOSURE YOU HAVE PROVIDED IN THIS SECTION IS AS OF OCTOBER 31, 2010. PLEASE REVISE THIS SECTION TO PROVIDE THE DISCLOSURE REQUIRED BY ITEM 403 OF REGULATION S-K AS OFA MORE RECENT PRACTICABLE DATE.

     We have revised this disclosure to reflect security ownership of certain beneficial owners and management as of June 30, 2011.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE, PAGE 23

12. PLEASE DESCRIBE FOR US IN GREATER DETAIL THE TIMELINE REGARDING THE SHARE PURCHASES BY MR. O'FLYNN AND MR. CORKERY. IN THIS REGARD, WE NOTE THAT WHILE YOU REPORT THAT MR. O'FLYNN HAS BEEN YOUR CHIEF EXECUTIVE OFFICER AND DIRECTOR SINCE JULY 12, 2010 (YOUR DATE ON INCEPTION), HE DID NOT PURCHASE HIS 4 MILLION SHARES UNTIL DECEMBER 8, 2010. PLEASE DESCRIBE FOR US IN GREATER DETAIL THE TRANSACTIONS BY WHICH MR. O'FLYNN AND MR. CORKERY CAME TO ACQUIRE THEIR SHARES. YOU SHOULD IDENTIFY THE SELLERS OF SUCH SHARES, IF ANY, AND ALL RELATIONSHIPS SUCH SELLERS HAD WITH YOUR COMPANY AT THE TIME OF THE SALE OF THE SHARES TO MR. O'FLYNN AND MR. CORKERY.

     We have revised this section to read as follows:

     Gary O'Flynn purchased 4,000,000 shares of Goff Corp. at a price of $0.001 per share on December 8, 2010. These shares were purchased as an equity offering from the Company. Patrick Corkery purchased 350,000 shares of Goff Corp. at a price of $0.003 per share on December 14, 2010. These original issuance shares were purchased as an equity offering from the Company.

                                   Sincerely,

                                   HORWITZ, CRON & ARMSTRONG, LLP

                                   /s/ Horwitz, Cron & Armstrong, LLP
                                   --------------------------------------------


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